February 26, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX</u>

Mr. Alan P. Hirmes
Principal Executive Officer and Principal Financial Officer
Liberty Tax Credit Plus L.P.
625 Madison Avenue
New York, NY 10022

> **RE   Liberty Tax Credit Plus L.P.**
> **Form 10-K and Form 10K/A for the year ended March 15, 2006**
> **Filed June 13, 2006 and July 18, 2006**
> **File No. 0-17015**

Dear Mr. Hirmes:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10K for the year ended March 15, 2006</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Tabular Disclosure of Contractual Obligations, page 14</u>

1.   Please revise your table of contractual obligations to include the amount of interest payments the Partnership is required to make related to the outstanding mortgage notes payable and notes payable to general partners.

<u>Exhibit 31.1</u>

2.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Please revise the identification of the certifying individual at the beginning of the certification so as not to include the individual's title.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

Mr. Alan P. Hirmes
Liberty Tax Credit Plus L.P.
February 26, 2007
Page 3

     You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the undersigned at (202) 551-3629 if you have questions.

                              Sincerely,

                              Kevin R. Woody
                              Branch Chief